HARBOR ISLAND DEVELOPMENT CORP.

November 30, 2010

John Reynolds & Edwin Kin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Harbor Island Development Corp.

Registration Statement on Form S-1

Amendment No. 5

File No. 333-166522

Originally Submitted on May 5, 2010

Dear Mr. Reynolds:

Harbor Island Development Corp. (the “Company”), a Nevada corporation, has received and reviewed your letter of November 22, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on May 5, 2010.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 22, 2010.

General

1.

We note your response to comment one of our letter dated October 13, 2010, and we reissue it in part. It appears that you have raised additional funds through loans from Mr. Steve Ross on July 21, 2010 and September 23, 2010, yet your disclosures on pages eight and 26 indicate that you had a cash balance of $4,594 on both June 30, 2010 and October 31, 2010. Please revise the appropriate places in your registration statement to reconcile or explain this discrepancy. Further, please disclose the basis for your belief, as disclosed on page five, that you will be able to operate for four months without additional outside financing, assuming the management fees are deferred. On page 13, you indicate that you will be able to operate for three to four more months only if the maximum offering proceeds are raised. Please revise to reconcile.

RESPONSE:  We have revised the Filing on Pages 5, 9, and 15, respectively, to include the following language:

Page 5:

“We anticipate that our current cash and working capital is sufficient to cover our current expenses which include those fees associated with this registration statement ("Phase 1").  We believe that Phase 1 of our plan of operations, i.e. obtaining a Notice of Effectiveness from the Commission for this registration statement, will be complete within the next four months and that we can continue to operate without additional outside financing during this four month period, assuming our sole-officer and director continues to defer and accrue his management fees as further discussed herein.  Upon completing Phase 1 of our plan of operations, we will conduct the offering contemplated hereby, and anticipate raising sufficient capital from this offering to initiate our business plan (“Phase Two”). During Phase 2 of our plan of operations, additional funding will be needed for general administrative expenses, business development, marketing costs and support materials, which funding we anticipate coming from this offering. We believe that the funds generated from the offering will allow us to operate for up to four months after the completion of Phase 1 and during the execution of Phase 2 of or plan of operations.  Assuming we generate nominal or no revenues, even if the maximum amount of funds is raised under this offering, we will still require additional financing to fund our operations for the 12 month period following the completion of Phase 1.”

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Page 9:

“As at September 30, 2010 we had cash on hand of $15,807, and an accumulated deficit of $69,380 which primarily consisted of business development and administrative expenses.  At this rate, we expect that we will only be able to continue Phase One of our operations for up to four more months without the need for additional funding, provided nominal or no revenue is generated during this period of time. We anticipate that additional funding will be needed for general administrative expenses, business development, marketing costs and support materials once we commence Phase Two of our plan of operations, which we believe will come from funds raised by this offering.  We have not generated any revenue from operations to date.  In order to continue our business operations past Phase 2, we anticipate that we will have to raise additional funding, unless we are able to generate revenue to fund our operations.  If we are not able to raise the capital necessary or to generate sufficient revenue to fund our business expansion objectives past Phase 2, we may have to delay the implementation of our business plan following implementation of Phase 2 or even during that time.”

Page 15:

“However, our anticipated revenue is speculative in nature and accordingly Mr. Ross has determined that if we were to receive the maximum amount of proceeds under this offering, coupled with our current cash on hand, that we would be able execute our business plan and operate under Phase Two of our plan of operations for the initial 3-4 months of our business plan without the need for additional funds. Further, Mr. Ross has determined that the maximum funds received under this offering would be sufficient only to cover filing reports with the Commission and fund our “start-up” costs associated with the implementation of Phase 2 of our plan of operations. However, Mr. Ross has determined that the receipt of only the maximum proceeds available to the Company under this offering, and no other anticipated revenues, would not cover our full monthly operational costs for the next 12 months and the Company would likely have to seek out additional capital.”

Risk Factors, page 7

2.

We note that you have disclosed several new promissory notes to Mr. Steve Ross, the brother of your sole officer. It appears that Mr. Steve Ross is now a major creditor to the Company. Please add a risk factor that quantifies the debt to a related party, and discloses the due date and the risk associated with repayment upon maturity.

RESPONSE:  We have revised the Filing on Page 8 and have added the following risk factor:

“The Company has received its initial financing through the issuance of a series of promissory notes to a related party, and the repayment of such notes prior to the Company's achieving profitability would have a negative effect on the Company's business prospects.

At the time of incorporation, the Company issued a one year 10% Promissory Note in the principal amount of $8,063 to Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors. The $8,063 principal amount underlying the Promissory Note is payable on or before the one year anniversary of the Note and accrues interest at the rate of 10% per annum.

On November 3, 2010, the Company issued a one year 10% Promissory Note in the principal amount of $10,000 to Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors.  The $10,000 principal amount underlying the Promissory Note was loaned to the Company on May 10, 2010, and is payable on or before the one year anniversary of the Note and accrues interest at the rate of 10% per annum.

On November 3, 2010, the Company issued a one year 10% Promissory Note in the principal amount of $9,994 to Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors.  The $9,994 principal amount underlying the Promissory Note was loaned to the Company on July 21, 2010, and is payable on or before the one year anniversary of the Note and accrues interest at the rate of 10% per annum.

On November 3, 2010, the Company issued a one year 10% Promissory Note in the principal amount of $25,494 to Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors.  The $25,494 principal amount underlying the Promissory Note was loaned to the Company on September 23, 2010, and is payable on or before the one year anniversary of the Note and accrues interest at the rate of 10% per annum.

On November 23, 2010, the Company consolidated each of the foregoing notes into one note (the "Consolidated Note").  The Consolidated note is a 10% Promissory Note in the aggregate principal amount of $53,551 due to Mr. Steve Ross, who is the brother of Don Ross, our President, Chief Executive Officer and Chairman of the Board of Directors.  The Consolidated Note is due on the later of December 31, 2011 or upon the Company generating $150,000 in revenue.

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Based on the above and per the terms of the Consolidated Note, Mr. Ross has become a major creditor of the Company and the Company intends to repay him through revenue generated from the execution of the Company's business plan. The Company has no plans to use any funds generated from the proceeds of this offering to pay off the Consolidated Note.

The Company will have to generate at least $150,000 in revenue before it must repay the Consolidated Note. Any repayment of the Consolidated Note prior to the Company generating sufficient revenue to do so would have a significant negative impact on the Company's ability to initiate its business plan.”

Use of Proceeds, page 13

3.

We note your audit fees and expenses range from $2,500 to $5,000 depending on the percentage of shares sold. Please explain to us why your audit fees and expenses are variable based on the percentage of shares sold and how your independent registered accounting firm maintains its independence if the fees are based on the amount of proceeds generated by the offering. Refer to Rule 2-01(c)(5) of Regulation S-X.

RESPONSE:  Our expenses are not variable as audit fees are directly related to the amount of work performed by the auditor during the audit, and not based on any percentage of shares sold in this offering.  As such, the Use of Proceeds Chart describes the manner in which proceeds derived from the offering will be used and does not take into account current cash on hand or additional financing we may receive. We have revised the Filing on Page 15 to clarify and have included the following language in a footnote below the chart:

“The amount of proceeds from this offering that will be used to pay for audit fees is directly related to the total amount that we raise, but not related to any percentage of shares sold.  Simply stated, if we are able to raise all funds contemplated by this offering, we will have more funds readily available to us to pay for fees associated with auditor expenses.  If we raise an amount less than the total amount contemplated by this offering, then the amount of funds available to us to pay for audit related fees will be proportionately reduced.  Audit fees are strictly related to the amount of work performed by our auditor, and the percentage of shares sold in this offering has no impact on our audit fees.”

Description of Business, page 18

4.

We note your response to comment 14 of our letter dated October 13, 2010, and we reissue it. While you remove the language on page 22 of any prospective “rental of facility” you still reference a “physical operation.” Please revise to clarify what you mean by a physical operation and if it still refers to a retail store.

RESPONSE:  We have revised the Filing on Page 23 and we have included the following language:

“The Milestones table hereunder is designed to illustrate the growth strategy after the offering is complete.  It estimates “start-up” costs related to Phase 2 of our plan of operations which include the hiring of personnel, purchasing initial inventory, and the beginning of marketing and start of physical operation.  However, this table does not fully set forth all anticipated operational costs for the 12 month period following completion of Phase 1 (please see the “Targeted Company Expenses” chart for further estimates of our operational expenses). The Company’s physical operations will include creation and development of an e-commerce website for sales, ordering of inventory and supplies in preparation for sales, and seeking out and securing arrangements with existing retailers to distribute our products for resale, but does not include a physical retail store. This table does not take into account offering expenses, legal, accounting and other professional fees.”

Management Discussion and Analysis, page 25

Liquidity and Capital Resources, page 25

5.

Please disclose why your repayment of notes payable in your Targeted Company Expenses table on page 26 does not include your recent loans. Exhibits 10.9 and 10.10, from Mr. Steve Ross, or revise.

RESPONSE:  We have revised the Targeted Company Expenses on Page 27 to include the recent promissory notes.

6.

Please clarify whether the Targeted Company Expenses table includes your consulting fee to Mr. Gomez. Also, please revise to clarify whether Mr. Gomez has been paid or what the payment terms will be. Further, please disclose the material terms of your consulting agreement here or another appropriate place in your prospectus.

RESPONSE:  We have revised the Filing on Pages 27 and 31, respectively, to include the following language:

2275 NW 150th Street, Unit B Opa Locka, FL 33054

Page 27:

“On September 23, 2010, we entered into a Consulting Agreement with Mr. Voltaire Gomez whereby the Company became indebted to Mr. Gomez in the amount of $10,000, of which $7,500 has already been paid, in exchange for general business development services. The foregoing chart does not include the consulting fees owed by the Company to Mr. Gomez, of which the balance of $2,500 will be paid out of the Company’s cash balance before the offering commences.”

Page 31:

“On September 23, 2010, we entered into a Consulting Agreement with Mr. Voltaire Gomez whereby Mr. Gomez shall assist the Company with general business development in exchange for consideration totaling $10,000. He has been retained to assist the Company in going public by consulting on share structure, compliance matters and the other requirements associated with becoming a public company.”

7.

Please advise us whether Mr. Gomez is affiliated with a broker-dealer and disclose whether his consulting services include assistance with the distribution of your securities.

RESPONSE:  We have spoken to Mr. Gomez and he is not presently affiliated with any broker-dealer, nor has he been at any time during the period covered by the Consulting Agreement. Further, the Company confirms that Mr. Gomez will not be assisting, in any way, with the distribution of any of the Company’s securities.

Financial Statements, page F-1

8.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X, and provide an updated consent from your independent registered public accounting firm.

RESPONSE:  We have included updated financial statements and an updated consent from our independent registered public accounting firm.

Recent Sales of Unregistered Securities, page II-2

9.

Please advise us why you removed your disclosure concerning the initial issuance of 5,000,000 shares of common stock to Mr. Don Ross. It appears such disclosure is still required under Item 701 of Regulation S-K.

RESPONSE:  We inadvertently removed the disclosure from the Filing and have revised the Filing on Page II-2 to include such disclosure.

In connection with the Company’s responding to the comments set forth in the November 22, 2010 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Don Ross

Don Ross, President and CEO

2275 NW 150th Street, Unit B Opa Locka, FL 33054

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